FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of November 2002

                           HOLMES FINANCING (No 3) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes . . . . . No . . .X. . . .

Holmes Financing (No. 3) PLC
 Profit & Loss Account
 Period ended 15 October 2002


                                               This Quarter     Prior Quarter
                                                (pound)'000       (pound)'000

 Interest receivable - Inter-company loan            23,464            23,682
 Interest receivable - Cash deposits                      -                 -
                                               -------------------------------
                                                     23,464            23,682

 Interest payable - Notes                          (23,464)          (23,682)
 Interest payable
                                               -------------------------------
                                                   (23,464)          (23,682)
                                               -------------------------------
 Net operating income                                    -                 -

 Other income                                           45                42
 Operating expenses                                    (45)              (42)
                                               -------------------------------
 Profit on ordinary activities before taxation            -                 -

 Taxation                                                 -                 -

                                               -------------------------------
 Profit on ordinary activities after taxation             -                 -

 Dividend                                                 -                 -

 Retained profit brought forward                          -                 -

                                               -------------------------------
 Retained profit carried forward                          -                 -
                                               ===============================

 Holmes Financing (No. 3) PLC
 Balance Sheet
 Period ended 15 October 2002

                                                                    (pound)'000

 Fixed asset investments
 Loans to Funding                                                     2,167,000

 Current assets
 Sundry debtors                                           60
 Cash at bank                                              6
                                                    -----------
                                                          66
                                                    -----------

 Creditors: Amounts falling due within one year
 Sundry creditors                                         53
                                                    -----------
                                                          53
                                                    -----------

 Net current assets                                                          13
                                                               ----------------
 Total assets less current liabilities                                2,167,013

 Creditors: Amounts falling due after
 more than one year
 Amounts due to noteholders                                         (2,167,000)

                                                               ----------------
 Net assets                                                                  13
                                                               ================

 Capital and reserves                                                        13
 Share capital                                                                -
                                                               ----------------
 Reserves                                                                    13
                                                               ================

Holmes Financing (No. 3) PLC
 Notes Outstanding
 Period ended 15 October 2002


                                        Series 1 Class A   Series 2 Class A    Series 3 Class A

 Moody's current rating                              Aaa                Aaa                 Aaa
 S&P current rating                                  AAA                AAA                 AAA
 Fitch Ratings current rating                        AAA                AAA                 AAA

                                        Series 1 Class B   Series 2 Class B    Series 3 Class B

 Moody's current rating                              Aa3                Aa3                 Aa3
 S&P current rating                                   AA                 AA                  AA
 Fitch Ratings current rating                         AA                 AA                  AA

                                        Series 1 Class C   Series 2 Class C    Series 3 Class C

 Moody's current rating                             Baa2               Baa2                Baa2
 S&P current rating                                  BBB                BBB                 BBB
 Fitch Ratings current rating                        BBB                BBB                 BBB

                                        Series 1 Class A   Series 2 Class A    Series 3 Class A
                                                       $                  $              (euro)

 Initial note balance                      1,060,000,000      1,060,000,000         805,000,000
 Previous quarter's note principal         1,060,000,000      1,060,000,000         805,000,000
 Note redemptions                                      -                  -                   -
 Outstanding note principal                1,060,000,000      1,060,000,000         805,000,000

                                        Series 1 Class B   Series 2 Class B    Series 3 Class B
                                                       $                  $              (euro)

 Initial note balance                         32,500,000         32,500,000          24,000,000
 Previous quarter's note principal            32,500,000         32,500,000          24,000,000
 Note redemptions                                      -                  -                   -
 Outstanding note principal                   32,500,000         32,500,000          24,000,000

                                        Series 1 Class C   Series 2 Class C    Series 3 Class C
                                                       $                  $              (euro)

 Initial note balance                         53,000,000         53,000,000          50,000,000
 Previous quarter's note principal            53,000,000         53,000,000          50,000,000
 Note redemptions                                      -                  -                   -
 Outstanding note principal                   53,000,000         53,000,000          50,000,000

                                        Series 1 Class A   Series 2 Class A    Series 3 Class A

 Note interest margins                                12                 16                  24
 Step up dates                                       N/A                N/A          15/07/2006
 Step up margins                                     N/A                N/A                  48

                                        Series 1 Class B   Series 2 Class B    Series 3 Class B

 Note interest margins                                35                 40                  40
 Step up dates                                15/07/2006         15/07/2006          15/07/2006
 Step up margins                                      70                 80                  80

                                        Series 1 Class C   Series 2 Class C    Series 3 Class C

 Note interest margins                               120                127                 150
 Step up dates                                15/07/2006         15/07/2006          15/07/2006
 Step up margins                                     220                227                 250


 Interest payment cycle               Quarterly
 Interest payment date                15th or next business day
 Next interest payment date           15/01/2003

 Liquidity facility limit            (pound) 30,000,000
 Liquidity facility drawn                           Nil
 Liquidity facility available        (pound) 30,000,000


Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 October 2002

                                                This Quarter      Prior Quarter
                                                 (pound)'000        (pound)'000

 Interest receivable - Mortgages                     255,177            262,046
 Interest receivable - Cash Deposits                   3,123              2,980
                                                --------------------------------
                                                     258,300            265,026

 Interest payable - Mortgages                      (255,177)          (262,046)
 Interest payable - Cash Deposits                    (3,123)            (2,980)
                                                --------------------------------
                                                   (258,300)          (265,026)
                                                --------------------------------
 Net operating income                                      -                  -

 Fees receivable                                      3,169              3,109
 Fees payable                                        (3,169)            (3,109)

 Operating expenses                                  (3,318)            (3,659)
 Provision charges                                        32            (1,631)
 Other income                                          3,286              5,290
                                                --------------------------------
 Profit on ordinary activities before taxation             -                  -

 Taxation                                                  -                  -

                                                --------------------------------
 Profit on ordinary activities after taxation              -                  -

 Dividend                                                  -                  -

 Retained profit brought forward                           -                  -

                                                --------------------------------
 Retained profit carried forward                           -                  -
                                                ================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 October 2002

                                                           (pound)'000

 Fixed asset investments
 Mortgage loans secured on
 residential property                                       18,519,449

 Current assets
 Bank interest receivable                       603
 Cash at bank                               160,584
 Other debtors                                8,957
 Amounts due from Funding                    47,259
                                       ---------------
                                            217,403
                                       ---------------

 Creditors: Amounts falling due
 within one year
 Amounts due to Seller                    (217,377)
 Sundry creditors                              (26)
                                       ---------------
                                          (217,403)
                                       ---------------

 Net current assets                                                  -

                                                      -----------------
 Total assets less current liabilities                      18,519,449

 Creditors: Amounts falling after
 more than one year
 Seller share of mortgage loans                            (8,017,916)
 Funding share of mortgage loans                          (10,501,533)

                                                      -----------------
 Net assets                                                          -
                                                      =================

 Capital and reserves
 Share capital ((pound)2)                                            0
 Reserves                                                            0
                                                      -----------------
                                                                     0
                                                      =================

Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 October 2002

                                                     This Quarter  Prior Quarter
                                                      (pound)'000    (pound)'000

 Interest receivable - Mortgages                          128,128        145,262
 Interest receivable - Cash Deposits                        5,335          9,719
                                                     ---------------------------
                                                          133,463        154,981

 Interest payable - Inter-company loans                 (120,641)      (132,756)
 Interest payable - Start up loans                          (662)          (656)
                                                     ---------------------------
                                                        (121,303)      (133,412)
                                                     ---------------------------
 Net operating income                                      12,160         21,569

 Other income                                               3,630          3,926

 Operating expenses                                       (5,005)        (6,111)
 Deferred consideration                                  (10,742)       (20,592)
                                                     ---------------------------
 Profit/(loss) on ordinary activities before taxation          43        (1,209)

 Taxation                                                     (4)            (7)
                                                     ---------------------------
 Profit/(loss) on ordinary activities after taxation           39        (1,216)

 Dividend                                                       -              -

 Retained profit/(loss) brought forward                   (4,079)        (2,862)
                                                     ---------------------------
 Retained profit/(loss) carried forward                   (4,040)        (4,079)
                                                     ===========================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 October 2002

                                                                    (pound)'000

 Fixed asset investments
 Beneficial interest in Trust
 mortgage portfolio                                                  10,501,533

 Current assets
 Deferred expenditure (costs of securing)
  Cash at bank:                                       23,383

      Reserve funding                                185,000
      Transaction account                              2,148
      Funding GIC account                             57,992
                                                  -------------
                                                     268,523
                                                  -------------

 Creditors: Amounts falling due
 within one year
 Deferred consideration creditor                     108,573
 Interest payable accrual                              4,908
 Amounts due to Trustee                               47,259
 Sundry creditors                                        932
 Taxation                                                16
                                                  -------------
                                                     161,688
                                                  -------------

 Net current assets
                                                                       106,835
                                                               ----------------
 Total assets less current liabilities                              10,608,368

 Creditors: Amounts falling due after
 more than one year
 Inter-company loans                                              (10,556,058)
 Start up loans                                                       (56,350)
                                                               ----------------
 Net assets                                                            (4,040)
                                                               ================
 Capital and reserves                                                        -
 Share capital ((pound)2)                                              (4,040)
                                                               ----------------
 Reserves                                                              (4,040)
                                                               ================

 Holmes Funding Limited
 First Issuer Notes to Balance Sheet
 Period ended 15 October 2002

                                                 (pound)'000

 Balance on cash accumulation ledger                    Nil
                                            ================


 Available credit enhancement

 First reserve fund at closing                       185,000
                                            ----------------

 Initial closing first reserve funds                 185,000
 Drawings to make bullet repayment                         -
 Other drawings                                            -
 Transfers from revenue receipts                           -
                                            ----------------
 Closing first reserve balance
                                                    185,000
                                            ----------------

 Target first reserve funds                          185,000
                                            ================


 Principal deficiency ledger          AAA                AA               BBB

 Opening PDL balance                  Nil               Nil               Nil
 Losses this quarter                    -                 -                 -
 PDL top up from revenue income         -                 -                 -
                                    ------------------------  ----------------
 Closing PDL balance                  Nil               Nil               Nil
                                    ========================  ================


 Start up loan outstanding

 Initial balance                                      56,350
                                            ----------------

 Initial closing outstanding                          13,000
 Second start up loan                                 13,250
 Third start up loan                                  17,500
 Fourth start up loan                                  7,500
 Fifth start up loan                                   5,100
 Accrued interest                                      4,908
 Repayments made                                           -
                                          ------------------
 Closing balance                                      61,258
                                          ==================


 Funding Liquidity facility

 Liquidity facility limit                             25,000
 Liquidity facility drawn                                  -
 Liquidity facility available                         25,000

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 3) PLC




         Dated: 11th November 2002                   By  /s/  Peter Lott
                                                         -----------------------
                                                         (Authorised Signatory)